Exhibit 99.1

PRESS RELEASE
May 16, 2024 at 7:00 a.m. ET
Gambling.com Group Reports First Quarter 2024 Results
–Record Q1 revenue of $29.2 Million
–Generated year-over-year revenue growth in every reporting region

CHARLOTTE – May 16, 2024 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of digital marketing services for the global online gambling industry, today reported financial results for the first quarter ended March 31, 2024. The Company also updated its 2024 revenue and Adjusted EBITDA guidance as detailed below.

“We are off to a great start to the year furthering our confidence in our ability to generate strong Adjusted EBITDA and Free Cash Flow growth this year and for years to come,” commented Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group. “The investments we have made for years in our proprietary technology, website portfolio, and accretive acquisitions are driving consistent growth. As we continue to expand our industry leadership and influence across global online gambling markets and leverage the many growth drivers we have, we see a clear road ahead to generate substantially higher Adjusted EBITDA and Free Cash Flow.”
Elias Mark, Chief Financial Officer of Gambling.com Group added, “By growing year on year in every one of our geographic reporting markets, we delivered record Q1 revenue with top line growth of 9% despite the comparable period benefiting from significantly more new state launch activity.”
First Quarter 2024 vs. First Quarter 2023 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Three Months Ended March 31,		Change
	2024	2023	%
Revenue	29,215	26,692	9%
Net income for the period attributable to shareholders (1)	7,299	6,595	11%
Net income per share attributable to shareholders, diluted (1)	0.19	0.17	12%
Net income margin (1)	25%	25%
Adjusted net income for the period attributable to shareholders (1)(2)	7,552	7,551	—%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.20	0.20	—%
Adjusted EBITDA (1)(2)	10,159	10,673	(5)%
Adjusted EBITDA Margin (1)(2)	35%	40%
Cash flows generated by operating activities	8,806	7,082	24%
Free Cash Flow (2)	8,193	6,205	32%
__________
(1) For the three months ended March 31, 2024, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisitions of RotoWire and BonusFinder of $0.3 million, or $0.01 per share. Similarly, these adjustments totaled $0.9 million, or $0.03 per share, for the three months ended March 31, 2023. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

First Quarter 2024 and Recent Business Highlights

•Delivered more than 107,000 new depositing customers (“NDCs”)
•Strong initial contribution from North Carolina following launch on March 11th
•Secured new $50 million credit facility with Wells Fargo Bank, National Association
•Repurchased 329,490 shares for an average price of $9.10
•Completed highly accretive acquisition of Freebets.com and related assets on April 1st
•Board of Directors approved an additional $10 million for the Company's ordinary shares repurchase program in May

First Quarter 2024 Results Compared to First Quarter 2023

Revenues rose 9% year-over-year to a first quarter record $29.2 million, reflecting growth across all geographic reporting markets. The Company delivered more than 107,000 NDCs to customers, an increase of 22%.

Gross profit increased 5% to $27.0 million, including a $1.2 million increase in cost of sales related to the Gannett and Independent partnerships.

Total operating expenses increased 9% to $19.1 million, reflecting increases in sales and marketing, technology and general and administrative expenses.

Net income attributable to shareholders and net income per share rose 11% to $7.3 million and $0.19, respectively. Adjusted net income of $7.6 million and adjusted net income per share of $0.20 were flat, reflecting fair value movement related to acquisitions in the comparative period.

Adjusted EBITDA for the first quarter of 2024 was $10.2 million, reflecting an Adjusted EBITDA margin of 35% as compared to Adjusted EBITDA of $10.7 million and Adjusted EBITDA margin of 40%, in the year-ago period. The Q1 2024 Adjusted EBITDA margin reflects higher costs of sales related to media partnerships.

Operating cash flow increased 24% to $8.8 million. Free Cash Flow increased 32% to $8.2 million reflecting positive working capital movements within operating cash flow and lower capital expenditures. The Company converted 28% of revenues and 81% of Adjusted EBITDA to Free Cash Flow in the first quarter of 2024.
2024 Outlook

Reflecting changes made in early May to how Google treats commercial content on high authority websites that, at present, diminishes the effectiveness of the Company’s media partnerships, Gambling.com Group today updated its 2024 full-year revenue and Adjusted EBITDA guidance. The Company now expects full year revenue of $118 to $122 million and Adjusted EBITDA of $40 million to $44 million. This compares to the initial guidance provided on March 21, 2024, for revenue of $129 million to $133 million and Adjusted EBITDA of $44 million to $48 million. The midpoint of the updated Adjusted EBITDA outlook of $42 million reflects expected year-over-year growth of 14%.

Charles Gillespie commented, “Even with these shifts in the digital landscape, the strength and resilience of our business will enable us to deliver strong year over year Adjusted EBITDA and Free Cash Flow growth. With less competition in the search engine results pages, our owned and operated assets are better positioned for the long term than ever before.”

The Company’s guidance assumes:

•Following the launch of sports betting in North Carolina on March 11th, no additional North American markets come online over the balance of 2024
•Apart from the acquisition of Freebets.com and related assets, no impact from any additional acquisitions in 2024
•Full year cost of sales of approximately $4.8 million, of which $2.2 million was incurred in Q1
•An average EUR/USD exchange rate of 1.09 throughout 2024

Conference Call Details

Date/Time:	Thursday, May 16, 2024, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20240516/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
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For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Eddie Motl, Gambling.com Group, media@gdcgroup.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of digital marketing services for the global online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com, and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Use of Non-IFRS Measures
This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our ability to generate substantially higher revenues and cash flow, an updated expectation for substantially higher contributions from our owned and operated websites, and in the deliver of strong year over year Adjusted EBIDTA and free cash flow growth, and our 2024 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2024, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three months ended March 31, 2024 and 2023 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2024	2023	%	%
Revenue	29,215	26,692	9%	8%
Cost of sales	(2,233)	(991)	125%	123%
Gross profit	26,982	25,701	5%	4%
Sales and marketing expenses	(9,612)	(8,264)	16%	15%
Technology expenses	(3,215)	(2,240)	44%	42%
General and administrative expenses	(6,304)	(5,538)	14%	13%
Movements in credit losses allowance	40	(649)	(106)%	(106)%
Fair value movement on contingent consideration	—	(852)	(100)%	(100)%
Operating profit	7,891	8,158	(3)%	(4)%
Finance income	944	100	844%	835%
Finance expenses	(454)	(563)	(19)%	(20)%
Income before tax	8,381	7,695	9%	8%
Income tax charge	(1,082)	(1,100)	(2)%	(3)%
Net income for the period attributable to shareholders	7,299	6,595	11%	9%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	(2,594)	1,368	(290)%	(288)%
Total comprehensive income for the period attributable to shareholders	4,705	7,963	(41)%	(42)%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	MARCH 31, 2024	DECEMBER 31, 2023
ASSETS
Non-current assets
Property and equipment	898	908
Right-of-use assets	1,346	1,460
Intangible assets	96,484	98,000
Deferred tax asset	6,801	7,134
Total non-current assets	105,529	107,502
Current assets
Trade and other receivables	19,454	21,938
Cash and cash equivalents	25,318	25,429
Total current assets	44,772	47,367
Total assets	150,301	154,869
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	74,339	74,166
Treasury shares	(6,107)	(3,107)
Share-based compensation reserve	8,184	7,414
Foreign exchange translation deficit	(6,801)	(4,207)
Retained earnings	51,957	44,658
Total equity	121,572	118,924
Non-current liabilities
Lease liability	1,060	1,190
Deferred tax liability	2,090	2,008
Total non-current liabilities	3,150	3,198
Current liabilities
Trade and other payables	7,425	10,793
Deferred income	2,460	2,207
Deferred consideration	13,758	18,811
Other liability	280	308
Lease liability	542	533
Income tax payable	1,114	95
Total current liabilities	25,579	32,747
Total liabilities	28,729	35,945
Total equity and liabilities	150,301	154,869

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three months ended March 31,
	2024	2023
Cash flow from operating activities
Income before tax	8,381	7,695
Finance (income) / loss, net	(490)	463

Adjustments for non-cash items:
Depreciation and amortization	624	545
Movements in credit loss allowance	(40)	649
Fair value movement on contingent consideration	—	852
Share-based payment expense	837	846
Income tax reimbursed	214	110
Cash flows from operating activities before changes in working capital	9,526	11,160
Changes in working capital
Trade and other receivables	2,240	(3,863)
Trade and other payables	(2,960)	(215)
Cash flows generated by operating activities	8,806	7,082
Cash flows from investing activities
Acquisition of property and equipment	(72)	(153)
Acquisition of other intangible assets	—	(265)
Capitalization of internally developed intangibles	(541)	(459)
Interest received from bank deposits	74	—
Payment of deferred consideration	(4,450)	(2,390)
Cash flows used in investing activities	(4,989)	(3,267)
Cash flows from financing activities
Exercise of options	106	—
Treasury shares acquired	(3,084)	—
Interest payment attributable to deferred consideration settled	(550)	(110)
Principal paid on lease liability	(100)	(105)
Interest paid on lease liability	(34)	(47)
Cash flows used in financing activities	(3,662)	(262)
Net movement in cash and cash equivalents	155	3,553
Cash and cash equivalents at the beginning of the period	25,429	29,664
Net foreign exchange differences on cash and cash equivalents	(266)	347
Cash and cash equivalents at the end of the period	25,318	33,564

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2024	2023	%	%
Net income for the period attributable to shareholders	7,299	6,595	11%	9%
Weighted-average number of ordinary shares, basic	37,088,365	36,431,633	2%	2%
Net income per share attributable to shareholders, basic	0.20	0.18	11%	11%

Net income for the period attributable to shareholders	7,299	6,595	11%	9%
Weighted-average number of ordinary shares, diluted	38,175,047	38,121,794	0%	0%
Net income per share attributable to shareholders, diluted	0.19	0.17	12%	12%
Disaggregated Revenue
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended March 31,		Change
	2024	2023	2024 vs 2023
North America	14,816	14,143	5%
U.K. and Ireland	8,920	8,527	5%
Other Europe	3,861	2,770	39%
Rest of the world	1,618	1,252	29%
Total revenues	29,215	26,692	9%
The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended March 31,		Change
	2024	2023	2024 vs 2023
Performance marketing	23,373	21,761	7%
Subscription and content syndication	1,959	1,863	5%
Advertising and other	3,883	3,068	27%
Total revenues	29,215	26,692	9%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended March 31,		Change
	2024	2023	2024 vs 2023
Casino	19,810	17,072	16%
Sports	9,137	9,194	(1)%
Other	268	426	(37)%
Total revenues	29,215	26,692	9%
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We incurred expenses related to the unwinding of deferred consideration and employee bonuses until April 2024. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 as filed on March 21,2024 for a description of the contingent and deferred considerations associated with our acquisitions.

Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive

Income and for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Change
	2024	2023	%	%
Revenue	29,215	26,692	9%	8%
Net income for the period attributable to shareholders	7,299	6,595	11%	9%
Net income margin	25%	25%

Net income for the period attributable to shareholders	7,299	6,595	11%	9%
Fair value movement on contingent consideration (1)	—	852	(100)%	(100)%
Unwinding of deferred consideration (1)	253	54	369%	360%
Employees' bonuses related to acquisition(1)	—	50	(100)%	(100)%
Adjusted net income for the period attributable to shareholders	7,552	7,551	—%	(1)%
Net income per share attributable to shareholders, basic	0.20	0.18	11%	11%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.03	(100)%	(100)%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.00	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%
Adjusted net income per share attributable to shareholders, basic	0.21	0.21	—%	—%
Net income per share attributable to ordinary shareholders, diluted	0.19	0.17	12%	12%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.20	—%	—%
__________
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2024	2023	%	%
	(USD in thousands)
Net income (loss) for the period attributable to shareholders	7,299	6,595	11%	9%
Add back (deduct):
Interest expenses on borrowings and lease liability	34	43	(21)%	(21)%
Income tax charge	1,082	1,100	(2)%	(3)%
Depreciation expense	70	57	23%	21%
Amortization expense	554	488	14%	12%
EBITDA	9,039	8,283	9%	8%
Share-based payment and related expense	837	846	(1)%	(2)%
Fair value movement on contingent consideration	—	852	(100)%	(100)%
Unwinding of deferred consideration	253	54	369%	360%
Foreign currency translation losses (gains), net	(719)	346	(308)%	(305)%
Other finance results	16	39	(59)%	(59)%
Acquisition related costs (1)	807	222	264%	260%
Employees' bonuses related to acquisition	—	50	(100)%	(100)%
Adjusted EBITDA	10,159	10,673	(5)%	(6)%

__________
(1) The acquisition costs are related to historical and contemplated business combinations of the Group.
Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2024	2023	%	%
	(USD in thousands, except margin)
Revenue	29,215	26,692	9%	8%
Adjusted EBITDA	10,159	10,673	(5)%	(6)%
Adjusted EBITDA Margin	35%	40%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures.

We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency (unaudited):

	Three Months Ended March 31,		Change
	2024	2023	%
	(in thousands USD, unaudited)
Cash flows generated by operating activities	8,806	7,082	24%
Capital Expenditures (1)	(613)	(877)	(30)%
Free Cash Flow	8,193	6,205	32%
__________
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.